Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

05012406

October 24, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

7 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 6 October 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1636 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
11 October 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 10 October 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$25.83.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-2.60%
Last 12 months	+20.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

12 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 11 October 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1551.83 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	5,900
CDC Finance	40,400
Bank of New York Europe Ldn	366,200
Brown Brothers Harriman and Co	13,200
Bank of New York Brussels	102,000
BNP Paribas, Paris (c)	41,087
Brown Bros Harrimn Ltd Lux	7,150,392
JP Morgan, Bournemouth	1,347,928
National Astl Bk Melbourne	154,848
Northern Trust London	106,750
State Str Bk and Tr Co Lndn (S)	45,140
JP Morgan, Bournemouth	1,113,824
Brown Brothers Harriman and Co	5,200
JP Morgan Chase Bank	2,360,765
Northern Trust London	49,100
State Street Bank and Tr Co	211,555
Bank of New York	77,400
Brown Brothers Harriman and Co	226,100
JP Morgan Chase Bank	71,900
Mellon Bank N.A.	16,000
HSBC Bank plc	82,200
Northern Trust Co	79,200
State Street Bank and Tr Co	75,800
Bank of New York Brussels	384,708
Chase Manhattan London	5,000
Chase Manhattan Bk AG Frnkfrt (S)	37,388
Clydesdale Bank Plc	34,400

Dexia Privatbank	4,200
HSBC Bank Plc	60,200
JP Morgan, Bournemouth	222,023
JP Morgan Chase Bank	20,500
Mellon Bank	166,296
State Street Bank and Tr Co	36,355
Northern Trust London	677,083
State Str Bk and Tr Co Lndn (S)	149,181

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

12 October 2005

12. Total holding following this notification

15,540,223

13. Total percentage holding of issued class following this notification

5.15%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

12 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Deutsche Bank AG and various of its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Notified

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

11 October 2005

12. Total holding following this notification

9,375,648

13. Total percentage holding of issued class following this notification

3.11%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel: 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

11 October 2005

12 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 11 October 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1613.467 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

14 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 13 October 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1524.2 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	5,900
CDC Finance	40,400
Bank of New York Europe Ldn	366,200
Brown Brothers Harriman and Co	13,200
Bank of New York Brussels	102,000
BNP Paribas, Paris (C)	41,387
Brown Bros Harrimn Ltd Lux	7,157,692
JP Morgan, Bournemouth	1,113,824
National Astl Bk Melbourne	154,848
Northern Trust London	106,750
State Str Bk and Tr Co Lndn (S)	45,140
JP Morgan, Bournemouth	1,347,928
Brown Brothers Harriman and Co	3,800
JP Morgan Chase Bank	1,616,765
Northern Trust London	49,100
State Street Bank and Tr Co	211,555
Bank of New York	78,900
Brown Brothers Harriman and Co	226,100
JP Morgan Chase Bank	71,900
Mellon Bank N.A.	16,000
HSBC Bank plc	82,200
Northern Trust Co	79,200
State Street Bank and Tr Co	75,800
Bank of New York Brussels	384,708
Chase Manhattan London	5,000
Chase Manhattan Bk AG Frnkfrt (S)	37,388
Clydesdale Bank Plc	34,400

Dexia Privatbank	4,200
HSBC Bank Plc	60,200
JP Morgan, Bournemouth	222,023
JP Morgan Chase Bank	20,500
Mellon Bank	166,296
State Street Bank and Tr Co	31,155
Northern Trust London	679,783
State Str Bk and Tr Co Lndn (S)	149,181

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

18 October 2005

12. Total holding following this notification

14,801,423

13. Total percentage holding of issued class following this notification

4.91%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

18 October 2005

11 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 10 October 2005 it purchased for cancellation 150,000 of its ordinary shares at a price of 1613.467 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

Man Group plc
19 October 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 17 October 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$26.03.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.77%
Last 12 months	+20.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

19 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 October 2005 it purchased for cancellation 150,000 of its ordinary shares at a price of 1562.4 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

20 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 19 October 2005 it purchased for cancellation 250,000 of its ordinary shares at a price of 1522.865 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

21 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 20 October 2005 it purchased for cancellation 250,000 of its ordinary shares at a price of 1534.626 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
HSBC Global Custody Nominee (UK) Limited	914945	106,021
HSBC Global Custody Nominee (UK) Limited	923363	171,375
HSBC Global Custody Nominee (UK) Limited	775237	79,459
HSBC Global Custody Nominee (UK) Limited	942199	500,000
HSBC Global Custody Nominee (UK) Limited	942229	479,871
HSBC Global Custody Nominee (UK) Limited	942217	367,396
HSBC Global Custody Nominee (UK) Limited	942205	512,917
HSBC Global Custody Nominee (UK) Limited	942175	452,801
HSBC Global Custody Nominee (UK) Limited	942187	266,663
HSBC Global Custody Nominee (UK) Limited	775245	1,119,366
HSBC Global Custody Nominee (UK) Limited	130007	60,512
HSBC Global Custody Nominee (UK) Limited	770286	96,000
HSBC Global Custody Nominee (UK) Limited	357206	6,996,921
HSBC Global Custody Nominee (UK) Limited	866203	527,574
HSBC Global Custody Nominee (UK) Limited	904332	61,854
HSBC Global Custody Nominee (UK) Limited	916681	15,359

HSBC Global Custody Nominee (UK) Limited	922437	1,100
HSBC Global Custody Nominee (UK) Limited	969995	712,253
HSBC Global Custody Nominee (UK) Limited	754612	739,783
HSBC Global Custody Nominee (UK) Limited	361602	32,325
HSBC Global Custody Nominee (UK) Limited	282605	925,865
HSBC Global Custody Nominee (UK) Limited	360509	465,274
HSBC Global Custody Nominee (UK) Limited	766793	202,632
HSBC Global Custody Nominee (UK) Limited	824434	39,084
HSBC Global Custody Nominee (UK) Limited	924422	216,160
	Total	**15,148,565**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

21 October 2005

12. Total holding following this notification

15,148,565

13. Total percentage holding of issued class following this notification

5.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

21 October 2005

24 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 21 October 2005 it purchased for cancellation 250,000 of its ordinary shares at a price of 1498.278 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
HSBC Global Custody Nominee (UK) Limited	914945	106,021
HSBC Global Custody Nominee (UK) Limited	923363	171,375
HSBC Global Custody Nominee (UK) Limited	775237	79,459
HSBC Global Custody Nominee (UK) Limited	942199	500,000
HSBC Global Custody Nominee (UK) Limited	942229	479,871
HSBC Global Custody Nominee (UK) Limited	942217	367,396
HSBC Global Custody Nominee (UK) Limited	942205	512,917
HSBC Global Custody Nominee (UK) Limited	942175	452,801
HSBC Global Custody Nominee (UK) Limited	942187	266,663
HSBC Global Custody Nominee (UK) Limited	775245	1,119,366
HSBC Global Custody Nominee (UK) Limited	130007	60,512
HSBC Global Custody Nominee (UK) Limited	770286	96,000
HSBC Global Custody Nominee (UK) Limited	357206	6,895,099
HSBC Global Custody Nominee (UK) Limited	866203	527,574
HSBC Global Custody Nominee (UK) Limited	904332	61,854
HSBC Global Custody Nominee (UK) Limited	916681	15,359

HSBC Global Custody Nominee (UK) Limited	922437		1,100
HSBC Global Custody Nominee (UK) Limited	969995		712,253
HSBC Global Custody Nominee (UK) Limited	754612		739,783
HSBC Global Custody Nominee (UK) Limited	361602		32,325
HSBC Global Custody Nominee (UK) Limited	282605		925,865
HSBC Global Custody Nominee (UK) Limited	360509		465,274
HSBC Global Custody Nominee (UK) Limited	766793		202,632
HSBC Global Custody Nominee (UK) Limited	824434		39,084
HSBC Global Custody Nominee (UK) Limited	924422		216,160
		Total	**15,046,743**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

24 October 2005

12. Total holding following this notification

15,046,743

13. Total percentage holding of issued class following this notification

4.99%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

24 October 2005